

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.๒๓๐/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611



August ๒๗, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Appointment of the Nominating Committee
Reference: Letter PTTEP No. 1.810/L. 217/2003 dated August 13, 2003

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Company's Board of Directors, at meeting No. 8/2546/212 held on August 25, 2003, has appointed Mr. Prasert Bunsumpun as a member of the Nominating Committee.

Yours sincerely,



Chitrapongse Kwangsukstith
President

